As filed with the Securities and Exchange Commission on June 11, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ANSWERTHINK, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Nonqualified Options to Purchase Shares of Common Stock, Par Value $.001 Per Share, Granted Under

Answerthink, Inc. 1998 Stock Option and Incentive Plan and Incentive Stock Options to Purchase Shares of

Common Stock, Par Value $.001 Per Share,

Granted Under Think New Ideas, Inc. Amended and Restated 1998 Stock Option Plan

(Title of Class of Securities)

036916 10 4

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Frank A. Zomerfeld, Esq.

Corporate Counsel

Answerthink, Inc.

1001 Brickell Bay Drive

Suite 3000

Miami, Florida 33131

(305) 375-8005

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

James E. Showen, Esq.

John B. Beckman, Esq.

Hogan & Hartson L.L.P.

555 Thirteenth St., N.W.

Washington, D.C. 20004-1109

(202) 637-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*

$4,124,108	$333.64

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,302,886 shares of common stock of Answerthink, Inc., representing all of the options that are eligible to participate in the offer as described herein, are exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is based on the product of (a) the value of such options calculated based on the Black-Sholes option pricing model as the transaction value ($4,124,108), multiplied by (b) $80.90 per $1,000,000 of the transaction value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         Not applicable.         Filing party:         Not applicable.

Form or Registration No.:        Not applicable.         Date filed:           Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1.    Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange Outstanding Options for New Options, dated June 11, 2003 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)    The name of the issuer is Answerthink, Inc., a Florida corporation, (the “Company”), and the address of its principal executive offices of Answerthink, Inc. is 1001 Brickell Bay Drive, Suite 3000, Miami, Florida, 33131. The information set forth in the Offer to Exchange under “Information Concerning Answerthink, Inc.” is incorporated herein by reference.

(b)    The subject class of securities consists of (i) all outstanding nonqualified stock options granted under the Answerthink, Inc. 1998 Stock Option and Incentive Plan (the “Answerthink Option Plan”), and (ii) incentive stock options that were granted under the Think New Ideas, Inc. Amended and Restated 1998 Stock Option Plan (the “Think New Ideas Option Plan” and, together with the Answerthink Option Plan, the “Plans”), in each case having an exercise price of $4.50 per share or more (“Eligible Options”). This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange the Eligible Options for new options to purchase shares of Common Stock to be granted under the Answerthink Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer”), attached hereto as Exhibits (a)(1) and (a)(2). The Offer is being made to option holders who are eligible employees of the Company.

If all Eligible Options are tendered and accepted for exchange pursuant to the terms of the Offer, the total number of shares of Common Stock subject to the new options will be 2,302,886.

The information set forth in the Offer to Exchange under “Summary Term Sheet”, “Eligibility; Number of Options; Expiration Date”, “Acceptance of Options for Exchange and Issuance of New Options”, and “Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(c)    The information set forth in the Offer to Exchange under “Price Range of Common Stock Underlying the Options” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)    The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)    The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Eligibility; Number of Options; Expiration Date”, “Procedures for Tendering Options”, “Withdrawal Rights”, “Acceptance of Options for Exchange and Issuance of New

Options”, “Conditions of the Offer”, “Source and Amount of Consideration; Terms of New Options”, “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”, “Legal Matters; Regulatory Approvals”, “Material Federal Income Tax Consequences” and “Extension of Offer; Termination; Amendment” is incorporated herein by reference.

(b)    The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements.

The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)    The information set forth in the Offer to Exchange under “Purpose of the Offer” is incorporated herein by reference.

(b)    The information set forth in the Offer to Exchange under “Acceptance of Options for Exchange and Issuance of New Options” and “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.

(c)    The information set forth in the Offer to Exchange under “Purpose of the Offer” is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)    The information set forth in the Offer to Exchange under “Source and Amount of Consideration; Terms of New Options” and “Fees and Expenses” is incorporated herein by reference.

(b)    The information set forth in the Offer to Exchange under “Conditions of the Offer” is incorporated herein by reference.

(c)    Not applicable.

(d)    Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)    The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

(b)    The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

(a)    Not applicable.

(b)    Not applicable.

Item 10.    Financial Statements.

(a)    The information set forth in the Offer to Exchange under “Information Concerning Answerthink, Inc.” and “Additional Information” and on pages 22 through 43 of the Company’s Annual Report on Form 10-K for its fiscal year ended January 3, 2003 and pages 3 through 9 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended April 4, 2003 is incorporated herein by reference.

(b)    Not applicable.

Item 11.    Additional Information.

(a)    The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” and “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)    Not applicable.

Item 12.    Exhibits.

(a)	(1) Offer to Exchange dated June 11, 2003.

(2)    Form of Letter of Transmittal.

(3)    Form of Notice of Withdrawal.

(4)    Cover Letter Regarding Offer.

(5)    Form of Letter to Eligible Option Holders Regarding Offer.

(6)    Answerthink, Inc. Annual Report on Form 10-K for its fiscal year ended January 3, 2003, filed with the Securities and Exchange Commission on March 31, 2003 and incorporated herein by reference.

(7)	Answerthink, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended April 4, 2003, filed with the Securities and Exchange Commission on May 16, 2003 and incorporated herein by reference.

(8)	Answerthink, Inc. Definitive Proxy Statement on Schedule 14A for the Answerthink, Inc. 2003 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 7, 2003 and incorporated herein by reference.

(b)    Not applicable.

(d)	Answerthink, Inc. 1998 Stock Option and Incentive Plan, previously filed with the Commission as Exhibit 10.11 to the Company’s Registration Statement on Form S-1/A (333-48123) on May 7, 1998 and incorporated herein by reference.

(g)    Not applicable.

(h)    Not applicable.

Item 13.    Information Required by Schedule 13E-3.

(a)    Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ANSWERTHINK, INC.

/s/ TED A. FERNANDEZ
Ted A. Fernandez Chairman and Chief Executive Officer

Date:    June 11, 2003

Index to Exhibits

Exhibit Number	Description

(a)(1)	Offer to Exchange, dated June 11, 2003.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Withdrawal.

(a)(4)	Cover Letter Regarding Offer.

(a)(5)	Form of Letter to Eligible Option Holders Regarding Offer.

(a)(6)	Answerthink, Inc. Annual Report on Form 10-K for its fiscal year ended January 3, 2003, filed with the Securities and Exchange Commission on March 31, 2003 and incorporated herein by reference.

(a)(7)	Answerthink, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended April 4, 2003, filed with the Securities and Exchange Commission on May 16, 2003 and incorporated herein by reference.

(a)(8)	Answerthink, Inc. Definitive Proxy Statement on Schedule 14A for the Answerthink, Inc. 2003 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 7, 2003 and incorporated herein by reference.

(d)	Answerthink, Inc. 1998 Stock Option and Incentive Plan previously filed with the Commission as Exhibit 10.11 to the Company’s Registration Statement on Form S-1/A (333-48123) on May 7, 1998 and incorporated herein by reference.